UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):    March 5, 2018

CVB FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

California	0-10140	95-3629339
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. employer identification number)

701 North Haven Avenue, Ontario, California		91764
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (909) 980-4030

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2.):

[x] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01    Regulation FD Disclosure.

The Chief Executive Officer and/or the Chief Financial Officer of CVB Financial Corp. (the “Company”) will make presentations to institutional investors at various meetings during the months of March and April 2018. The March 2018 slide presentation, updated to reflect fourth quarter 2017 financial information, is included as Exhibit 99.1 of this report. The information in this report (including Exhibit 99.1) shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other documents filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by the specific reference in such filing. The presentation is also available on the Company’s website at www.cbbank.com under the “Investors” tab.

Item 8.01 Other Events.

On February 26, 2018, CVB Financial Corp. announced that it had entered into an Agreement and Plan of Reorganization and Merger, pursuant to which Community Bank (“Community”) will be merged with and into Citizens Business Bank (“Citizens”), with Citizens as the surviving bank (the “Merger”). In the presentations referred to in Item 7.01 above, CVB Financial Corp. also will provide and use the joint investor presentation regarding the Merger as previously filed with the Company’s Form 8-K on February 26, 2018. This presentation is also available on the Company’s website at www.cbbank.com under the “Investors” tab.

Forward-Looking Statements

This Current Report on Form 8-K contains statements regarding the proposed transaction between the Company, Citizens and Community, and statements about the future expectations, beliefs, goals, plans or prospects of the management of each of Company, Citizens and Community. These statements are based on current expectations, estimates, forecasts and projections and management assumptions about the future performance of each of Company, Citizens, Community and the surviving bank, as well as the businesses and markets in which they do and are expected to operate. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as “expects,” “believes,” “estimates,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans, “seeks,” and variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical fact. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The closing of the proposed Merger is subject to regulatory approvals, the approval of the shareholders of both Company and Community, and other customary closing conditions. There is no assurance that such conditions will be met or that the proposed Merger will be consummated within the expected time frame, or at all. If the Merger is consummated, factors that may cause actual outcomes to differ from what is expressed or forecasted in these forward-looking statements include, among things: difficulties and delays in integrating Citizens and Community and achieving anticipated synergies, cost savings and other benefits from the transaction; higher than anticipated transaction costs; deposit attrition, operating costs, customer loss and business disruption following the Merger, including difficulties in maintaining relationships with employees, may be greater than expected; required governmental approvals of the Merger may not be obtained on its proposed terms and schedule, or without regulatory constraints that may limit growth; competitive pressures among depository and other financial institutions may increase significantly and have an effect on revenues; the strength of the United States economy in general, and of the local economies in which the combined company will operate, may be different than expected, which could result in, among other things, a deterioration in credit quality or a reduced demand for credit and have a negative effect on the surviving bank’s loan portfolio and allowance for loan losses; changes in the U.S. legal and regulatory framework; and adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) which would negatively affect the surviving bank’s business and operating results.

All of the forward-looking statements are qualified in their entirety by reference to the factors discussed in the Company’s reports with the Securities and Exchange Commission (the “SEC”), including the Company’s Annual Report on Form 10-K (and the risk factors set forth therein) and subsequently filed Quarterly Reports on Form 10-Q. These risk factors may not be exhaustive, as the Company operates in a continually changing business environment with new risks emerging from time to time that it is unable to predict or that it currently does not expect to have a material adverse effect on its business. Except as required under the U.S. federal securities laws and the rules and regulations of the SEC, Company, Citizens and Community disclaim any intention or obligation to update any forward-looking statements after the date hereof, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

Additional Information and Where to Find It

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed Merger, the Company will file with the SEC a registration statement on Form S-4 that includes a preliminary joint proxy statement/prospectus of the Company and Community, as well as other relevant documents concerning the proposed Merger. SHAREHOLDERS OF COMMUNITY AND THE COMPANY ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS (WHEN IT BECOMES AVAILABLE) AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. You will be able to obtain a free copy of the preliminary joint proxy statement/prospectus, as well as other filings containing relevant information at the SEC’s Internet site (www.sec.gov). You will also be able to obtain these documents, free of charge, from the Company and Citizens at www.cbbank.com in the “Investors” section under the “About Us” tab, or from Community at www.cbank.com in the “Investor Relations” section under the “About” tab.

Participants in Solicitation

The Company and Community and their respective directors, executive officers, management and employees may be deemed to be participants in the solicitation of proxies in respect of the Merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Company’s shareholders in connection with the proposed Merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about the Company’s executive officers and directors in its definitive proxy statement for its 2017 Annual Meeting of Shareholders, which was filed with the SEC on April 6, 2017. You can obtain free copies of such definitive proxy statement at the SEC’s Internet site (www.sec.gov).

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

99.1	Copy of the CVB Financial Corp. March 2018 slide presentation, updated to reflect fourth quarter 2017 financial information, which its President and Chief Executive Officer, Christopher D. Myers, and/or the Chief Financial Officer, Allen Nicholson, will utilize while making a presentation to institutional investors at various meetings.

Exhibit Index

99.1	Copy of the CVB Financial Corp. March 2018 slide presentation, updated to reflect fourth quarter 2017 financial information, which its President and Chief Executive Officer, Christopher D. Myers, and/or the Chief Financial Officer, Allen Nicholson, will utilize while making a presentation to institutional investors at various meetings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CVB FINANCIAL CORP.
(Registrant)

Date: March 5, 2018	By: /s/ E. Allen Nicholson
E. Allen Nicholson
Executive Vice President and Chief Financial Officer